SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 000-11743

WACOAL CORP.
(Translation of Registrant’s Name into English)

29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

Wacoal Corp.
Form 6-K

Consolidated and Non-Consolidated Financial Statements
for the Year Ended March 31, 2005

     On May 10, 2005, we released our consolidated and non-consolidated financial statements, and accompanying information, for the year ended March 31, 2005. Attached as Exhibit 1 hereto is an English translation of the release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The attached financial statements, and accompanying information, contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. Forward-looking statements are contained in the sections entitled “2. Forecast of Consolidated Results for the Year Ending March 2006 (April 1, 2005 to March 31, 2006)”, “II. Management Policies”, “III. Business Results and Financial Condition”, “VII.2. Forecast of Business Results for the Year Ending March 2006 (April 1, 2005 to March 31, 2006)”, and elsewhere in the attached financial statements and accompanying information.

     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached financial statements and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

•	The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

•	The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

•	Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

•	Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

•	Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

•	Our ability to further develop our catalog and Internet sales capabilities;

•	The highly competitive nature of our business and the strength of our competitors;

•	Effects of seasonality on our business and performance;

•	Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises;

•	The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

•	Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

•	Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

     The information contained in the section entitled “Item 3—Key Information—Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

     We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.

Announcement of the Transition to a Holding Company Structure
Through a Corporate Split Transaction

     We recently announced that we will be transitioning to a holding company structure by way of a corporate split transaction. Attached as Exhibit 2 hereto is an English translation of this announcement.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Corporate Officer Director of Finance, Corporate Planning

Date: May 10, 2005

EXHIBIT INDEX

		Page
Exhibit 1	Consolidated and Non-Consolidated Financial Statements for the Year Ended March 31, 2005	8

Exhibit 2	Announcement of the Transition to a Holding Company Structure Through a Corporate Split Transaction	48

EXHIBIT 1

Consolidated and Non-Consolidated Financial Statements for the Year Ended March 2005

Consolidated Financial Statements for the Year Ended March 2005
(U.S. Accounting Standards)

May 10, 2005

Listed Company: Wacoal Corp.	Stock Exchanges: Tokyo, Osaka
Code Number: 3591	Location of Principal Office: Kyoto

(URL http://www.wacoal.co.jp/)
Representative:	Position: President and Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: Corporate Officer, Director of Finance, Corporate Planning
Name: Ikuo Otani Tel: (075) 682-1010
Date of Meeting of Board of Directors to Approve Financial Statements:  May 10, 2004
Application of U.S. Accounting Standards:  Yes

1.	Consolidated Results for the Year Ended March 2005 (April 1, 2004 to March 31, 2005)

(1)	Consolidated Business Results	(Note) Amounts less than 1 million yen have been rounded.

	Sales		Operating Income		Pre-tax Net Income
	Million Yen	%	Million Yen	%	Million Yen	%
Year Ended March 2005	160,968	(1.3)	11,766	290.1	12,079	166.5
Year Ended March 2004	163,155	(0.3)	3,016	(58.5)	4,532	(1.6)

				Diluted	Ratio of	Ratio of	Ratio of
			Net	Net	Net Income to	Pre-tax	Pre-tax
			Income	Earnings	Shareholders’	Net Income to	Net Income
	Net Income		Per Share	Per Share	Equity	Total Assets	to Sales
	Million Yen	%	Yen	Yen	%	%	%
Year Ended March 2005	6,790	134.0	47.17	—	3.9	5.4	7.5
Year Ended March 2004	2,902	0.1	19.85	—	1.8	2.0	2.8

(Note)	(i)	Equity in income/loss of equity-method investment:
		Year ended March 2005: 871 million yen	Year ended March 2004: 1,032 million yen
	(ii)	Average number of outstanding shares during the year ended (consolidated):
		March 2005: 143,956,284 shares	March 2004: 146,226,674 shares
	(iii)	Changes in accounting method: None
	(iv)	Percentages indicated under sales, operating income, pre-tax current year net income, and current year net income represent the increase/decrease compared to the previous year.

(2)	Consolidated Financial Condition

		Total Shareholders’	Total Shareholders’	Shareholders’
	Total Assets	Equity	Equity Ratio	Equity Per Share
	Million Yen	Million Yen	%	Yen
Year Ended March 2005	226,196	175,746	77.7	1,220.93
Year Ended March 2004	224,803	170,758	76.0	1,186.12

(Note)	Number of outstanding shares at end of the year (consolidated):
	March 2005: 143,944,440 shares	March 2004: 143,963,825 shares

(3)	Consolidated Cash Flow Status

		Cash Flow provided		Balance of Cash and
	Cash Flow from	by (used in) Investing	Cash Flow used in	Cash Equivalents at
	Operating Activities	Activities	Financing Activities	End of Year
	Million Yen	Million Yen	Million Yen	Million Yen
Year Ended March 2004	2,045	(5,528)	296	24,195
Year Ended March 2004	5,201	1,328	(6,138)	27,443

(4)	Items related to the Consolidation Criteria and Equity Method Application
Number of consolidated subsidiaries:  36 companies
Number of non-consolidated subsidiaries subject to equity method:  None
Number of affiliated companies subject to equity method: 9 companies

(5)	Changes in the Consolidation Criteria and Equity Method Application
	Consolidated: (new) None; (exception) 1 company	Equity Method: (new) None; (exception) None

2.	Forecast of Consolidated Results for the Year Ending March 2006 (April 1, 2005 to March 31, 2006)

	Sales	Operating Income	Pre-tax Net Income	Net Income
	Million Yen	Million Yen	Million Yen	Million Yen
Interim Period	84,500	6,000	6,000	3,800
Annual	164,000	8,400	8,500	5,600

(Reference) Expected net earnings per share (annual basis): 38.90 yen
*	The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future. Please refer to “Forecast for the Next Fiscal Year” on page 21 for information relating to the foregoing estimates.

I. Status of Corporate Group

     Our corporate group consists of Wacoal Corp. (the “Company”), 36 subsidiaries and 9 affiliated companies, and is principally engaged in the manufacture and wholesale distribution of innerwear (mainly women’s foundation wear, lingerie, nightwear and children’s underwear), outerwear, sportswear, and other textile goods and related products, as well as the wholesale and direct sales of certain products to consumers. The corporate group also conducts business in the areas of restaurant, culture, services and interior design.

     Segment information and a summary of Wacoal companies is as follows:

Business Segment	Operating Segment	Major Companies
Textile Goods and Related Products	Manufacturing and Sales Companies	Domestic	Wacoal Corp., Studio Five Corp. 1 Other Company
(Total: 3 Companies)

		Overseas	Wacoal America Inc., Wacoal China Co., Ltd. Shinyoung Wacoal Inc. (South Korea) Taiwan Wacoal Co., Ltd. Thai Wacoal Public Co., Ltd. 3 Other Companies
(Total: 8 Companies)

	Sales Companies	Domestic	Intimate Garden Corp. Une Nana Cool Corp. 1 Other Company
(Total: 3 Companies)

		Overseas	Wacoal Singapore Private Ltd. Wacoal Hong Kong Co., Ltd. Wacoal France S.A. Wacoal (UK) Ltd. 3 Other Companies
(Total: 7 Companies)

	Apparel Manufacturers	Domestic	Kyushu Wacoal Manufacturing Corp. Tokai Wacoal Sewing Corp. Niigata Wacoal Sewing Corp. Torica Inc. 4 Other Companies
(Total: 8 Companies)

		Overseas	Wacoal Dominicana Corp. (Dominican Republic)*[1] Guandong Wacoal Inc. 2 Other Companies
(Total: 4 Companies)

	Other Textile Related Companies	Domestic	Wacoal Distribution Corp. 1 Other Company
(Total: 2 Companies)

		Overseas	Wacoal International Hong Kong Co., Ltd.
(Total: 1 Company)

Others	Cultural Business Service Companies	Domestic	Wacoal Corp. Wacoal Art Center Co., Ltd.
(Total: 2 Companies)

	Other Business Companies	Domestic	Wacoal Corp. Nanasai Co., Ltd. Wakoh Corp. Wacoal Service Co., Ltd. Kisco Co., Ltd. Wacoal Career Service Corp. House of Rose Co., Ltd.
(Total: 7 Companies)

		Overseas	Wacoal International Corp. (U.S.) Wacoal Investment Co., Ltd. (Taiwan) 1 Other Company
(Total: 3 Companies)

*[1]	“Saradona Mfg Corp.” changed its name to “Wacoal Dominicana Corp.” in May 2004.

The business distribution diagram is as follows:

Sales
Consumers
Clients
Sales
Domestic
Sales
Overseas
(North America)
(Apparel Manufacturers: 8)
Kyushu Wacoal Manufacturing Corp.
Tokai Wacoal Sewing Corp.
Niigata Wacoal Sewing Corp.
Torica Inc.
4 other companies
Supply of raw materials
Supply of semi-manufactured goods
(Investment company: 1 company)
Wacoal International Corp. (U.S.)
Supply of raw materials
(Manufacturing and sales company: 1)
Wacoal America Inc. (U.S.)
Supply of raw materials
Supply of goods
(Apparel manufacturers: 2)
Wacoal Dominicana Corp. (Dominican Republic)
1 other company
(Sales companies: 3)
Intimate Garden Corp.
Une Nana Cool Corp.
1 other company
Supply of goods
Supply of goods
(Sales company: 1)
Wacoal Sports Science Corp. (U.S.)
Supply of goods
Supply of goods
(Europe)
(Manufacturing and sales company: 2)
Studio Five Corp.
1 other company
Supply of goods
Wacoal Corp. (the "Company")
Supply of goods
(Sales companies: 2)
Wacoal France S.A. (France)
Wacoal (UK) Ltd. (U.K.)
(Asia)
(Investment companies: 2)
Wacoal Investment Co., Ltd. (Taiwan)
1 other company
(Other textile related companies: 2)
Wacoal Distribution Corp.
1 other company
Provision of business services and supply of raw materials
Supply of goods
(Sales companies: 4)
Wacoal Singapore Private Ltd. (Singapore)
Wacoal Hong Kong Co., Ltd. (Hong Kong)
2 other companies
Supply of goods
(Cultural business service company: 1)
Wacoal Art Center Co., Ltd.
Provision of administrative services
Supply of raw materials
(Manufacturing and sales companies: 9)
Guangdong Wacoal Inc. (China)
Wacoal China Co., Ltd. (China)
Shinyoung Wacoal Inc. (Korea)
Taiwan Wacoal Co., Ltd. (Taiwan)
Thai Wacoal Public Co., Ltd. (Thailand)
4 other companies
Supply of semi-manufactured goods
(Other business companies: 6)
Nanasai Co., Ltd.
Wakoh Corp.
Wacoal Service Co., Ltd.
Kisco Co., Ltd.
Wacoal Career Service Corp.
House of Rose Co., Ltd.
Provision of sales appliances and business services
Supply of raw materials
Supply of raw materials
(Other textile related company: 1)
Wacoal International Hong Kong Co., Ltd. (Hong Kong)
Supply of raw materials

II. Management Policies

1.	Basic Business Policy

     As a “Female Sympathetic Company”, our group endeavors to support a beautiful lifestyle for women. By capturing both body and mind, and by working to support each and every woman’s expression of their own inner and outer beauty, we are working actively to develop our “body designing business.” In order to put this theme into action, and to gain the loyalty of our customers, we will provide “authentic value” through beauty, comfort and health products and services in our “Intimate Apparel” and “Wellness” businesses. We believe that such business activities will appeal to customers and enhance their loyalty to our “Wacoal” corporate brand. We believe that becoming a continually growing company by gaining customer support through these business activities, will also lead to an increase in shareholder value. Under the assumption that the expansion of business operations will increase profits and contribute to employee job satisfaction, we will endeavor to seize markets and create new value.

     In the meantime, we recognize that it is essential to engage in CSR (“corporate social responsibility”) activities—such as involvement in environmental issues—in order to gain the trust and support of society. We believe that operating our business with due attention to CSR, and promoting activities that contribute to society in areas where we can make the most of Wacoal’s originality, is part of improving our brand power and establishing our competitive position.

2.	Basic Policy Regarding the Distribution of Profits

     With respect to our profit distribution to shareholders, our basic policy is to pay steady dividends and to increase earnings per share, all the while giving consideration to the improvement of corporate value through active investment that will result in increased profitability. As for our retained earnings, in light of the improvement of our corporate value, we have actively invested in developing new “SPA” (special retailer of private label apparel) stores, developing points of contact with customers, and actively investing in overseas businesses, as well as concentrating on new business investments such as the entry into new business areas, strategic business alliances and M&A activities. We hope that these efforts will benefit our shareholders by improving future profits.

3.	Policy Regarding Lowering the Price of Our Investment Units

     It is important that our group promote the long-term stable retention of our company shares by investors, while also broadening our investor base. We believe that lowering the price of our investment units for the benefit of individual investors will be an effective way of achieving this. Going forward, taking stock market trends into consideration and examining the necessary costs and effects of this policy, we will proceed to take careful measures while attaching great importance to shareholders.

4.	Measures for Business Targets

     For the near future, our target is to achieve an ROE (return on equity) of 6% or higher and an operating income margin of 9% or higher.

5.	Our Medium- and Long-Term Business Strategy

     To take the full advantage of limited management resources, we will undertake the “selection and focus of our business operations” by concentrating management resources on competitive areas to increase profits, while also expanding our business operations by broadening the scope of such competitive areas and fields. In this respect, we have been conducting a positioning analysis of our business portfolio based on profitability and growth potential. As key factors in our future growth, we aim to further strengthen the market position of our Wacoal and Wing brand intimate apparel businesses, which are both highly profitable and have shown stable growth, and at the same time increase the profitability of our catalogue, wellness and SPA businesses, which we believe have growth potential, but which have yet to achieve full profitability.

     In addition, with an aim towards corporate sustainability and social responsibility, we are proceeding to develop a framework to address corporate ethics and environmental issues.

Current Priority Policies

(1)	Core brands (Wacoal and Wing)

For our Wacoal brand, we will expand our points of contact with, and services to, customers by improving existing sales counters and developing “theme solution” operations (sales counters specially prepared to meet the specific needs of customers) aimed at the middle-aged and senior market. Moving outside of the intimate apparel category, we will differentiate ourselves and enhance our competitiveness by creating sales locations in the same complexes as our Wellness business. Through these activities, we will address decreasing sales in certain channels, and aim to improve operating profit margin by promoting structural reforms.

For our Wing brand, including products that are part of our promotional campaigns, we will actively expand points of contact with customers by utilizing our catalogue and Internet channels and launching direct sales stores in urban areas. As we look for new sales channels, we will invest in brand quality in order to maintain our position and competitiveness outside of existing chain stores, and we will seek to expand sales while maintaining our current operating profit ratio.

(2)	Promotion of SPA business

We will increase the number of stores for four existing brands (une nana cool, Subito, Amphi and Sur la plage) and aim to achieve a profit in the fiscal year ending March 2007.

(3)	Promotion of Wellness business

We will concentrate providing value in “comfort” and “health,” and create points of contact and sales counters based on each of these themes that go beyond product categories. Area of business operations will be expanded to include “competitive sport” and “care” in addition to the current core area of “conditioning.” We will actively invest in the core brand “CW-X” to promote it as a worldwide strategic product. By implementing these policies, we aim to increase sales and improve our operating profit ratio.

(4)	Promotion of Catalogue and Internet Sales

In addition to catalogue sales, we plan on taking advantage of the rapid spread of the Internet to build new points of contact with customers, while also maintaining our operating profit ratio and working to increase sales.

(5)	Strategic Investment in the Chinese Market

We do not intend to merely compete for sales in the current Chinese market environment. We regard it as a future leading market in Asia and plan on investing in marketing to ensure high brand recognition. We will expand our business in China, with the aim to achieve a profit in the fiscal year ending March 2007.

Corporate Social Responsibility

(1)	Business Compliance Practices

We believe that the practice of business compliance includes observance of laws and social standards, complying with internal controls based on our basic corporate principles, and sincerely responding to various social requirements. Since its establishment, Wacoal has strictly prohibited unlawful activities, and going forward we will work to further strengthen our internal compliance system. Based on our “Corporate Ethics—Wacoal’s Action Agenda,” established for reviewing various corporate activities from the viewpoint of business compliance, and our “Code of Ethics for Officers and Employees,” established in response to the U.S. Sarbanes-Oxley Act, we will work to fully ensure business compliance.

(2)	Promotion of Environmental Management

Since fiscal year 2000, Wacoal has been working to build an environmental management system. In February 2001, we obtained ISO 14001 certification for both our offices in the Kyoto area and Nagasaki Wacoal Sewing Corp. (currently Kyushu Wacoal Manufacturing Corp.). Going forward, we will promote our environmental management system group-wide, with an aim towards giving the highest level of attention to environmental matters in the industry.

(3)	Promotion of Social Contribution Activities

Since 1974, we have been engaged in the “Remamma” business, providing innerwear and swimsuits developed for women who underwent mastectomy for breast cancer as well as free consultation and trial fittings throughout the country. Further, as a “Company that Coexists with Women”, we have been engaged in social contribution activities through our “Pink Ribbon Project” (activities to promote the early detection of breast cancer).

6.	Tasks to Be Dealt With by the Company

As the internationalization of our business proceeds in the future, we believe that one of the most important tasks for the Company’s survival in this competitive age will be to improve our corporate value by determining our own stable path from a global viewpoint, considering our consumers and other stakeholders all over the world. It will be critical that we select a development model (business area, distribution channel, target customers) from a long-term standpoint, and we recognize the necessity of adopting a new management strategy for the purpose of accelerating our growth well beyond a mere extrapolation of our current position. To that end, we initiated a cross-organizational project called “CAP 21,” aimed at the creation of a mid to long-term strategy for the improvement of our corporate value. (CAP stands for corporate activation project.)

7.	Status of and Basic Policy Regarding Corporate Governance

(1)	Basic Policy Regarding Corporate Governance

The goal of our basic corporate governance policy is to promote our corporate values in a stable manner, by improving management efficiency and transparency from the viewpoint of all stakeholders, including customers and shareholders.

(2)	Status of Corporate Governance

Organization of the Company and Status of Internal Control System

The Company has adopted a statutory auditor system, which supervises and monitors the business operations through the board of directors and board of statutory auditors. We are now preparing for an improved corporate governance structure under the current system and do not plan an immediate shift to a “three committee system” (iinkai-to-secchi-kaisha), although we will continue to consider the implementation of such system concurrently with our current approach.

In June 2002, the Company introduced a new corporate officer system, to accelerate decision-making and reinforce the supervising authority of the board of directors and to clarify responsibility for business operations. Responsible officers for each business and administrative division, which were previously assumed by directors, are now assumed by corporate officers, and accordingly the number of directors has been decreased.

The board consists of 8 directors (all in-house) and 4 statutory auditors (including 2 outside statutory auditors) and is responsible for management policy, strategy and other important business decisions, as well as matters stipulated by law and the Company’s articles of incorporation.

The board of statutory auditors consists of 4 statutory auditors and is responsible for the supervision and monitoring of management.

Moreover, the Company has established a Chief Executive Meeting consisting of directors and senior corporate officers, which examines matters concerning corporate-wide strategy, corporate-wide management and other major management issues, and preliminarily reviews matters to be discussed at board meetings.

With respect to business plan execution, a corporate officers committee, consisting of 18 corporate officers, directors and statutory auditors, and a quarterly business results review committee for each division, consisting of corporate officers and managers of such division, directors and statutory auditors, hold regular meetings to confirm important corporate-wide matters and the status of business and business plans. Moreover, the Company has established an office of statutory auditors to audit the appropriateness and efficiency of the business process, and monitor our business, including all affiliates.

Furthermore, the Company established a disclosure committee in August 2003 to develop corporate governance and ensure the creditability of financial information that is disclosed. The disclosure committee confirms the appropriateness of disclosure controls and internal controls of the Company and the accuracy of disclosures, and prepares an affidavit in connection with our annual report on form 20-F, submitted to the U.S. Securities and Exchange Commission by the representative director and the director in charge of finance, in accordance with Section 302 of the Sarbanes-Oxley Act. The Company undertakes the same procedures for our annual securities reports and our semi-annual securities reports to confirm their appropriateness.

Regarding the risk management and compliance development systems, in April, 2002, we inaugurated our corporate ethics implementation committee, and enacted “Corporate Ethics - Wacoal’s Action Agenda” as a guideline for directors, corporate officers and employees. At the same time, we launched a corporate ethics hotline for the consultation and reporting of any inquiries of, or actions against, such guidelines. It is aimed at the prevention of any breach of guidelines or laws by directors and employees, and to discover any such breach at an early stage and take immediate actions to ensure the Company’s soundness. In addition, in July 2004 we reorganized the corporate ethics implementation committee into the corporate ethics committee led by the president to reinforce its function. In May 2004 we enacted a “code of ethics for directors and employees” in response to the U.S. Sarbanes-Oxley Act.

The following chart shows our system of corporate governance.

(As of April 1, 2005)

(Note) After the ordinary general meeting of shareholders to be held in June 2005, 2 outside directors will be newly appointed and the number of outside statutory auditors will be increased from 2 to 3. Therefore, a majority of the board of statutory auditors will be outside statutory auditors. In addition, the Company will make the transition to a holding company structure from October 2005. With the new structure, Wacoal as a group will be able to more effectively make strategic decisions and allocate resources, and each operating company held by the holding company will be able to actively execute its own business strategy with clear responsibility and authority.

Accounting audit

The Company has appointed Tohmatsu & Co. as its accounting auditor under the Commercial Code and executed an accounting audit agreement under the Securities and Exchange Law. Tohmatsu & Co. and its engagement partners who will be responsible for the accounting audit of the Company are independent from the Company. Moreover, Tohmatsu & Co. has already taken its own measures to prevent engagement partners from involving in the audit of the Company exceeding a certain period. Names of the public accountants who executed the audit during this term and composition of the audit assistants are as follows.

Names of the public accountants who executed the audit:

Assigned partner: Engagement Partners; Koji Yabuki (5 years), Takamitsu Nishiura (2 years), Hiroyuki Asaga (3 years)

Composition of the audit assistants:

Certified public accountants 8; Assistant certified public accountants 5; Others 1

Remuneration of directors and statutory auditors and audit remuneration, etc.

Remuneration of directors and statutory auditors of the Company and audit remuneration to audit corporation during this term are as follows.

—	Remuneration of directors and statutory auditors

	Remuneration of directors:	318 million yen
	Remuneration of statutory auditors:	62 million yen

(Note)	Above remuneration amount includes employees’ salary and bonus paid to directors having duties in employee’s capacity and bonus and retirement benefits paid to directors and statutory auditors.

—	Audit remuneration

Remuneration for audit certificates under the accounting audit agreement:	58 million yen
Other remuneration:	41 million yen

(3)	Personal, capital or transactional relationships and other interests between the Company and its outside directors and outside statutory auditors

Currently the Company has no outside directors. There is no special relationship between outside statutory auditors and the Company.

III. Business Results and Financial Condition

1.	Business Results

     During the fiscal year ended March 31, 2005, the Japanese economy was recovering with improvement in corporate profits as well as strong consumer spending, such as the demand for home electronics products associated with the Olympic games. During the second half of the year, economic recovery was rather modest due to slow consumer spending for temporary reasons such as a series of typhoons, natural disasters such as earthquakes and an unseasonably warm winter. Overseas, the U.S. economy has shown steady recovery and the Asian economy is moving from recovery to expansion.

     On the other hand, business results in the women’s fashion industry were affected by lower turnout due to various climate factors including a long rainy season, a summer heat wave, an unseasonably warm winter and a series of typhoons. As a result, overall business results were low.

     In this environment, we sought to improve the strength of our products and to develop products centered on consumer needs focusing on innerwear while developing new points of contact with customers through directly managed stores and catalogue sales. With respect to the Wacoal brand, None of our spring, summer or autumn campaigns achieved anticipated sales volume, as they were improved versions of products from the previous season and were not appealing enough as new products. As the overall retail industry faced lower turnout, our core product group, including our campaign products showed slow sales. Our high quality brands “Parfage” and “Salute,” promoted through department store and boutique channels, our high quality brand “Tréfle” and our high value-added brands “La Vie Aisée” and “Gra-P” innerwear, targeting the middle-aged and senior market, are showing steady results. As for our Wing brand, the spring campaign product “Natural Up Bra” and “Natural Fit Bra” were slightly below sales targets, while the summer campaign product “T-Shirts Bra” and our autumn campaign product “Arrange Bra,” “Natural Fit Bra” and “Kyutto Up Bra” performed well.

     Aimed at developing new channels and points of contact with customers, the SPA business is starting to show steady development, with increased brand recognition and an increase in both the number of stores and sales amount.

     In other areas, for our catalogue business, outerwear, accounting for 40% of total sales, struggled and fell short of last year’s results, whereas innerwear increased by at a double-digit rate from the last year, and now accounts for 30% of total sales. In our Wellness business, our main product, sports conditioning wear “CW-X,” showed steady increase thanks to active expansion of sales floors. In addition, “Wacoal Panty Stocking,” a collaborative product with Seven-Eleven Japan, Co., Ltd. that was launched in spring 2004, showed favorable sales exceeding targets.

     In line with the Company’s selection and concentration of business aimed at utilization of limited management resources, Point Up Inc., a subsidiary engaged in the manufacture and sale of outerwear, terminated operations on January 31, 2005 and liquidation was begun on March 31, 2005.

     With regard to our overseas business, in Asian countries the “T-Shirt Bra NAMI NAMI” Asian campaign, involving the sale of the same product to China, Hong Kong and Taiwan simultaneously with Japan, performed well during the first half of the year. However, during the second half of the year, sales were below anticipation due to slow sales of our campaign products. In the U.S. market, sales at middle and upscale department stores were favorable, which contributed favorably to Wacoal America’s sales, since it sold through those channels.

     Consolidated sales for this fiscal year were 160,968 million yen, a 1.3% decrease compared to the previous year.

     In terms of profit, in September 2004 we returned the substitutional portion of our employee pension fund to the Japanese government and reported 7,100 million yen as government subsidy and 928 million yen as additional net periodic pension cost. As for our non-consolidated financial statements, 5,577 million yen was reported as extraordinary gains during the previous fiscal year as gain from the return of the substitutional portion of the employee pension fund. As a result, operating income for this fiscal year was 11,766 million yen, a 290.1% increase compared to the previous fiscal year.

     Pre-tax net income for the current fiscal year was 12,079 million yen, a 166.5% increase compared to the previous fiscal year, and net income for the current fiscal year was 6,790 million yen, a 134.0% increase compared to the previous fiscal year.

     Regarding sales by business category, current fiscal year sales of textile goods and related products were 145,234 million yen, an 1.2% decrease compared to the previous fiscal year. Other sales during the current fiscal year were 15,734 million yen, a 2.9% decrease compared to the previous fiscal year.

     Regarding sales by location, Japan represented 142,993 million yen, accounting for 88.8% of group sales, whereas Asia accounted for 3.2% and Europe and the U.S. accounted for 8.0%.

2.	FINANCIAL CONDITION

     While the quarterly net income from operating activities increased, this includes gains from the return of the substitutional portion of our employee pension fund which does not add to cash flow. Therefore, cash flow from operating activities during this fiscal year was 2,045 million yen, a decrease of 3,156 million yen from the previous fiscal year.

     Cash flow relating to investing activities amounted to an expenditure of 5,528 million yen due mainly to the purchase of land for Western Japan Distribution Center in Moriyama City, Shiga Prefecture, etc.

     Cash flow related to financing activities amounted to an increase of 296 million yen, due mainly to the increase of short-term bank loans and the payment of dividends.

     The balance of cash and cash equivalent for the end of this fiscal year, calculated by the above total deducted by the exchange difference on cash and cash equivalents, was 24,195 million yen, a 3,248 million yen decrease compared to the previous fiscal year.

     Free cash flow, which has been calculated by subtracting the amount of capital investment from operating activities cash flow, amounted to an expenditure of 3,373 million yen.

Trends in certain cash-flow indicators — Unaudited

	Fiscal Year	Fiscal Year	Fiscal Year
	ended March 31, 2003	ended March 31, 2004	ended March 31, 2005
Equity ratio (%)	73.7	76.0	77.7
Equity ratio based on the market value (%)	58.5	67.9	90.6
Debt redemption years (years)	0.8	0.8	3.3
Interest coverage ratio (times)	51.0	45.6	24.1

Equity ratio = shareholders’ equity/total assets
Equity ratio based on the market value = aggregate market value of shareholders’ equity/total assets
Debt redemption years = interest-bearing debt/cash flow from operating activities
Interest coverage ratio = cash flow from operating activities/interest payment
From this term, cash interest payment amount in the Additional Information of Consolidated Cash Flow Statement (page 26) is used for above interest coverage ration calculation.

3.	RISK FACTORS

     Our business, performance and financial condition are subject to risks and uncertainties, including those described in the risk factors below. These risks and uncertainties could result in a material adverse effect on Wacoal, and a material decline in the trading price of our common stock.

(1)	Continued weak consumer spending in Japan would prevent an increase of our sales and revenues.

(2)	Continued difficulties faced by department stores and other general retailers in Japan, to which majority of our sales are made, would have a negative effect on our business results and financial condition.

(3)	Our success depends on our ability to effectively anticipate and respond to changing consumer tastes, preferences and demands, and to translate market trends into products that consumers want to buy at prices that will allow us to be profitable.

(4)	Markdowns of inventory may be used if inventory exceeds customer demand, or if it is determined that the inventory in stock will not sell at its currently marked price. Such markdowns may have an adverse impact on earnings.

(5)	Our business results and financial condition will depend in large part on our ability to reduce costs.

(6)	Our experience in expanding our SPA business is limited and we cannot guarantee if we can resolve risks associated with it.

(7)	We may experience difficulties in successfully increasing our catalog and Internet sales as we face intense competition.

(8)	The sale of intimate and other apparel is highly competitive, and increased penetration of lower priced garments in the market may affect our profitability.

(9)	Our business performance and results largely depend on the success of seasonal and campaign products. Sales of those products are affected by changes in weather patterns.

(10)	We may face new risks relating to conducting business and manufacturing internationally.

(11)	We hold equity securities in a number of publicly traded Japanese companies. A significant drop in the value of these securities could have an adverse impact on our financial results in the relevant reporting period.

(12)	Our product supply depends on a stable supply of materials from manufacturers. As the domestic material manufacturing business shrinks due to a shift overseas, material supplies may become unstable. Moreover, if any of our domestic or overseas material suppliers were to fall into bankruptcy, certain products or materials may become unavailable.

(13)	Regarding benefit obligations and plan assets, we fund and accrue the cost of benefits to a level that we believe is sufficient based on conservative accounting policies. However, if returns from investment assets decrease, additional funding and accruals may be required, and such funding and accruals may adversely affect our financial results and condition.

(14)	Due to the rapid expansion of information networks, confidential or personal information may be inadvertently disclosed if our information security system is inadequate.

(15)	There are a lot of similar products in the market, and we may be subject to lawsuits resulting from infringement by other parties of our intellectual property rights, such as trademarks, patents, trade secrets and industrial design, or from our unintentional breach of the intellectual property rights of others.

4.	FORECAST FOR THE NEXT FISCAL YEAR

     Regarding overall business conditions, while corporate revenues improve, the business sentiment and consumer spending remain unchanged and the domestic economy is still leveling off. As for other countries, the economies in Europe, the U.S. and Asia have moved from recovery to expansion.

     In the domestic women’s fashion industry, sales of apparel in large-size retail stores are still low, and harsh market conditions are expected to continue. However, considering the negative effect of natural disasters and climates of the previous year, we can expect recovery in business results.

     Under these circumstances, the Wacoal group will make further efforts to develop products that are specific to each generation of consumers, and we will aggressively pursue our goal of increasing our points of contact with consumers based on our mid-term business plan.

     Our target for the next fiscal year end is to achieve sales of 164,000 million yen, operating income of 8,400 million yen, pre-tax net income of 8,500 million yen, and net income of 5,600 million yen.

IV-1. Consolidated Balance Sheet (unaudited)

	Current Year	Previous Year	Amount
Accounts	As of March 31, 2005	As of March 31, 2004	Increased/Decreased
(Assets)	Million Yen	Million Yen	Million Yen
Current assets

Cash and bank deposits	7,173	6,847	326
Time deposits	17,022	20,596	(3,574)
Marketable securities	43,396	44,316	(920)
Receivables
Notes receivable	677	1,226	(549)
Accounts receivable-trade	20,879	19,053	1,826

	21,556	20,279	1,277

Allowance for returns and doubtful receivables	(2,214)	(2,140)	(74)

	19,342	18,139	1,203
Inventories	26,785	26,060	725
Deferred tax assets	4,811	5,219	(408)
Other current assets	1,771	1,868	(97)

Total current assets	120,300	123,045	(2,745)

Tangible fixed assets

Land	21,382	19,910	1,472
Buildings and structures	56,719	55,879	840
Machinery and equipment	12,918	12,413	505
Construction in progress	634	370	264

	91,653	88,572	3,081
Accumulated depreciation	(39,827)	(38,640)	(1,187)

Net tangible fixed assets	51,826	49,932	1,894

Other assets

Investments in affiliated companies	13,543	12,838	705
Investments	31,479	29,872	1,607
Deferred tax assets	649	959	(310)
Lease deposits and others	8,399	8,157	242

Total other assets	54,070	51,826	2,244

Total Assets	226,196	224,803	1,393

	Current Year	Previous Year	Amount
Accounts	As of March 31, 2005	As of March 31, 2004	Increased/Decreased
(Liabilities, minority interests and shareholders’ equity)	Million Yen	Million Yen	Million Yen
Current Liabilities

Short-term bank loans	6,752	3,954	2,798

Payables
Notes payable	2,657	2,885	(228)
Accounts payable-trade	10,299	9,343	956

	12,956	12,228	728

Accounts payable	6,384	5,340	1,044
Accrued payroll and bonuses	6,580	6,895	(315)
Accrued corporate taxes, etc.	370	2,724	(2,354)
Current portion of long-term debt	60	374	(314)
Other current liabilities	1,868	1,579	289

Total current liabilities	34,970	33,094	1,876

Long-term liabilities
Long-term debt	99	122	(23)
Customer deposits	—	805	(805)
Reserves for retirement benefit	7,083	14,794	(7,711)
Deferred tax liability	6,213	3,424	2,789

Total long-term liabilities	13,395	19,145	(5,750)

Minority interests	2,085	1,806	279

Shareholders’ equity
Common stock	13,260	13,260	—
Additional paid-in capital	25,242	25,242	—
Retained earnings	134,572	129,941	4,631

Accumulated other comprehensive income (loss)

Foreign currency exchange adjustment	(3,820)	(3,512)	(308)
Unrealized gain on securities	6,565	6,831	(266)
Additional minimum pension liability	—	(954)	954

Treasury stock	(73)	(50)	(23)

Total shareholders’ equity	175,746	170,758	4,988

Total liabilities, minority interests and shareholders’ equity	226,196	224,803	1,393

IV-2. Consolidated Income Statement (unaudited)

	Current Year		Previous Year
	From April 1, 2004		From April 1, 2003		Amount
Accounts	To March 31, 2005		To March 31, 2004		Increased/Decreased
	Million Yen	%	Million Yen	%	Million Yen
Sales	160,968	100.0	163,155	100.0	(2,187)
Operating expenses (income)
Cost of sales	84,041	52.2	84,638	51.9	(597)
Selling, general and administrative Expenses	72,261	44.9	72,927	44.7	(666)
Government subsidy	(7,100)	(4.4)	—	—	(7,100)
Impairment loss on fixed assets	—	—	2,574	1.6	(2,574)

Total operating expenses	149,202	92.7	160,139	98.2	(10,937)

Operating income	11,766	7.3	3,016	1.8	8,750
Other income and (expenses)
Interest income	186	0.1	225	0.1	(39)
Interest expense	(79)	(0.0)	(113)	(0.0)	34
Dividend income	271	0.2	256	0.2	15
Gain on sale of investment	571	0.3	932	0.6	(361)
Valuation loss on investment in securities	(618)	(0.4)	(142)	(0.1)	(476)
Others (net)	(18)	(0.0)	358	0.2	(376)

Other income, net	313	0.2	1,516	1.0	(1,203)

Income before income taxes, equity in net income of affiliated companies and minority interests	12,079	7.5	4,532	2.8	7,547

Income taxes
Current	3,041	1.9	5,774	3.5	(2,733)
Deferred	2,759	1.7	(3,254)	(2.0)	6,013

Total income taxes	5,800	3.6	2,520	1.5	3,280

Income before equity in net income of affiliated companies and minority interests	6,279	3.9	2,012	1.3	4,267
Equity in net income of affiliated companies	871	0.5	1,032	0.6	(161)
Minority interests	(360)	(0.2)	(142)	(0.1)	(218)

Net income	6,790	4.2	2,902	1.8	3,888

Earnings per share	47.17 yen		19.85 yen

IV-3. Consolidated Comprehensive Income Statement (unaudited)

	Current Year	Previous Year
	From April 1, 2004	From April 1, 2003	Amount
Accounts	To March 31, 2005	To March 31, 2004	Increased/Decreased
	Million Yen	Million Yen	Million Yen
Net income	6,790	2,902	3,888
Other comprehensive income (loss) – after adjustment of tax effect

Foreign currency exchange adjustment	(308)	(1,565)	1,257
Net unrealized gain on securities	(266)	7,677	(7,943)
Minimum pension liability adjustment	954	5,339	(4,385)

Total of other comprehensive income	380	11,451	(11,071)

Comprehensive income	7,170	14,353	(7,183)

IV-4. Consolidated Shareholders’ Equity Statement (unaudited)

Current year
					Accumulated
	No. of shares		Additional		other
	held outside	Common	Paid-in	Retained	comprehensive	Treasury
	of company	Stock	Capital	Earnings	income	stock
	Thousand Shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2004	143,964	13,260	25,242	129,941	2,365	(50)
Net income				6,790
Other comprehensive income					380
Cash dividends paid (15.0 yen per 1 share)				(2,159)
Purchase of treasury stock	(20)					(23)

As of March 31, 2005	143,944	13,260	25,242	134,572	2,745	(73)

Previous year
					Accumulated
	No. of shares		Additional		other
	held outside	Common	Paid-in	Retained	comprehensive	Treasury
	of company	Stock	Capital	Earnings	income	stock
	Thousand Shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2003	146,570	13,260	25,242	131,466	(9,086)	(43)
Net income				2,902
Other comprehensive income					11,451
Cash dividends paid (13.5 yen per 1 share)				(1,978)
Retirement of treasury stock	(2,600)			(2,449)
Purchase of treasury stock	(6)					(7)

As of March 31, 2004	143,964	13,260	25,242	129,941	(2,365)	(50)

IV-5. Consolidated Cash Flow Statement (unaudited)

	Current Year	Previous Year
	From April 1, 2004	From April 1, 2003	Amount
Accounts	To March 31, 2005	To March 31, 2004	Increased/Decreased
	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	6,790	2,902	3,888
2. Adjustment of net income to cash flow from operating activities
(1) Depreciation and amortization	3,312	3,081	231
(2) Deferred taxes	2,759	(3,254)	6,013
(3) Loss on sale of fixed assets	94	455	(361)
(4) Impairment loss on fixed assets	—	2,574	(2,574)
(5) Government subsidy	(7,100)	—	(7,100)
(6) Valuation loss on investment in securities	618	142	476
(7) Gain on sale of investment securities	(571)	(932)	361
(8) Equity in net income of affiliated companies (after deduction of dividend income)	(448)	(726)	278
(9) Changes in assets and liabilities
Increase in receivables	(1,350)	(46)	(1,304)
Increase in inventories	(878)	(2,124)	1,246
Increase in other current assets	(1,007)	(346)	(661)
Increase in payables	1,198	1,020	178
Increase in reserves for retirement benefits	1,193	3,212	(2,019)
Decrease in accrued expenses and other current liabilities	(2,655)	(657)	(1,998)
(10) Others	90	(100)	190

Net cash flow provided by operating activities	2,045	5,201	(3,156)

II. Investing activities
1. Proceeds from sale and redemption of marketable securities	51,990	59,977	(7,987)
2. Acquisition of marketable securities	(51,111)	(56,019)	4,908
3. Proceeds from sales of fixed assets	340	369	(29)
4. Acquisition of tangible fixed assets	(5,418)	(2,338)	(3,080)
5. Proceeds from sale and redemption of investments	926	2,130	(1,204)
6. Acquisition of investments in affiliated companies	(16)	(1,690)	1,674
7. Acquisition of investments	(2,985)	(776)	(2,209)
8. Decrease (increase) in other assets	746	(325)	1,071

Net cash flow (used in) provided by investing activities	(5,528)	1,328	(6,856)

III. Financing activities
1. Decrease in short-term bank loans	2,813	(1,595)	4,408
2. Proceeds from long-term debt	45	49	(4)
3. Repayment of long-term debt	(380)	(158)	(222)
4. Purchase of treasury stock	(23)	(2,456)	2,433
5. Dividend payment	(2,159)	(1,978)	(181)

Net cash flow provided by (used in) financing activities	296	(6,138)	6,434

IV. Effect of exchange rate on cash and cash equivalents	(61)	(194)	133

V. Increase/decrease in cash and cash equivalents	(3,248)	197	(3,445)
VI. Initial balance of cash and cash equivalents	27,443	27,246	197

VII. Year end balance of cash and cash equivalents	24,195	27,443	(3,248)

Additional Information

Cash paid for
Interest	85	114	(29)
Income taxes, etc.	5,395	5,846	(451)

IV-6. Basic Matters in Preparing Consolidated Financial Statements

1.	Matters Regarding the Scope of Consolidation and Application of the Equity Method

Major consolidated subsidiaries:
Studio Five Corp., Kyushu Wacoal Manufacturing Corp., Nanasai Co., Ltd., Torica Inc., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal International Hong Kong Co., Ltd., Wacoal Hong Kong Co., Ltd., Vietnam Wacoal Corp.,Wacoal Investment Co., Ltd. and Wacoal China Co., Ltd.

Major Affiliated Companies: Shinyoung Wacoal Inc., Taiwan Wacoal Co., Ltd. and Thai Wacoal Public Co., Ltd.

2.	Matters Regarding New Subsidiaries and Affiliates

Consolidated (excluded): Kumamoto Wacoal Sewing Corp.

3.	Standard of Preparation of Consolidated Financial Statements

The consolidated financial statements have been prepared based on terms, format and preparation methods in compliance with accounting standards generally accepted in the United States (hereinafter referred to as the “U.S. Accounting Standards”) except for segment information which is prepared using Accounting Standards Generally Accepted in Japan. Various laws and ordinances relating to accounting in the U.S. include Regulation S-X, Accounting Series Releases regarding reporting to the Security Exchange Commission, the Financial Accounting Standards Board (FASB), the Accounting Principles Board (APB), and Accounting Research Bulletin (ARB) of the Committee on Accounting Procedures, among others.

4.	Significant Accounting Policies

(1)	Valuation Standard of Inventories

The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, for purposes of determining cost. Inventories are valued at the lower of cost or market.

(2)	Valuation Standard of Tangible Fixed Assets and Method of Depreciation

Tangible fixed assets are valued at the acquisition cost. Depreciation expenses are calculated mainly using the straight-line method based on the estimated useful lives of assets (the lease term or useful life, whichever is shorter, is used for capitalized leased assets).

(3)	Valuation Method of Marketable Securities and Investment Securities

Based on the provisions of FASB Standard No. 115, marketable securities and investment securities have been classified as available for sale securities, and valued at a fair value. Moreover, unrealized valuation profit/loss is classified and included in other comprehensive income within shareholders’ equity.

(4)	Reserve for Retirement Benefits

This is accounted for based on the provisions of FASB Standard No. 87. With respect to return of the substitutional portion of the employee pension fund to the Japanese government, FASB Emerging Issue Task Force Issue 03-2 “Accounting For the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” was adopted.

(5)	Lease Transactions

Based on the provisions of FASB Standard No. 13, capital leases have been capitalized at fair value of the lease payments.

(6)	Accounting Procedure for Consumption Tax, etc.

Accounting procedure for consumption tax, etc., is based on the tax-excluded method.

(7)	Consolidated Cash Flow Statement

Upon preparing the consolidated cash flow statements, time deposits and certificate of deposits with original maturities of three (3) months or less have been included in cash and cash equivalents.

(Notes)

1.	Market Value, etc. of Securities

(Unit: Million Yen)
	Current Year				Previous Year
	As of March 31, 2005				As of March 31, 2004
		Total	Total			Total	Total
	Acquisition	Unrealized	Unrealized	Fair	Acquisition	Unrealized	Unrealized	Fair
	Cost	Profit	Loss	Value	Cost	Profit	Loss	Value
Securities
National and Local Government Bonds	5,521	16	0	5,537	2,722	2	4	2,720
Corporate Bonds	19,920	21	15	19,926	22,962	19	4	22,977
Bank Bonds	13,412	88	3	13,497	12,781	87	5	12,863
Trust Fund	4,404	43	11	4,436	5,722	43	9	5,756

Total	43,257	168	29	43,396	44,187	151	22	44,316

Investment Equities	17,294	13,398	18	30,674	15,457	13,805	6	29,256

Total	17,294	13,398	18	30,674	15,457	13,805	6	29,256

2.	Reserve for Retirement Benefits

     Employee Retirement Benefit Plans

     We and our subsidiaries have several retirement benefit plans. We have adopted a defined-contribution pension fund plan, and some subsidiaries have adopted an eligible pension plan.

     The market value of estimated future payments, increase and decrease of fair value of pension assets, and related information are as follows:

	March 31, 2005		March 31, 2004
Increase/decrease of fair value of estimated future payment
Initial balance of fair value of estimated future payment	54,618	million yen	55,115	million yen
Service expense	1,811		1,589
Interest rate expense	1,063		1,302
Contribution of employees	114		131
Actuarial losses	(1,113)		(1,964)
Balance based on prior service liabilities	—		(68)
Pension benefits paid from plan assets	(218)		(1,018)
Settlement paid from plan assets	(1,846)		(169)
Settlement paid	(354)		(300)
Return of substitutional portion of employee pension fund	(17,594)		—

Current year end balance of fair value of estimated future payment	36,481		54,618

Increase/Decrease of fair value of pension assets
Initial balance of pension assets	29,481		26,137
Actual increase	1,455		2,488
Pension contributed from company	2,668		1,912
Contribution from employees	114		131
Pension benefits	(218)		(1,018)
Settlement paid	(1,846)		(169)
Return of substitutional portion of employee pension fund	(8,777)		—

Current year end balance of pension assets	22,877		29,481

Initial balance of pension benefit trusts	6,032		3,054
Actual increase	(533)		2,978

Current year end balance of pension benefit trusts	5,499		6,032

Excess over pension assets of estimated future payment	8,105		19,105
Unrecognized actuarial differences	(3,327)		(8,616)
Unrecognized prior service liabilities (decrease in liabilities)	1,690		1,896
Balance of net amount recognized	6,468		12,385

Breakdown of net amount recognized on consolidated balance sheet
Reserve for retirement benefits	6,468		14,188
Accumulated other comprehensive income (before deduction of tax effect)	—		(1,803)

Total	6,468		12,385

	Year Ended March 2005	Year Ended March 2004
Current year retirement benefit expense
Service expense	1,728	1,589
Interest rate expense	1,063	1,302
Expected performance benefit from pension assets	(629)	(642)
Amortized and deferred net unrecognized liability	1,020	3,153
Derecognition of previously accrued salary progression	(1,716)	—
Settlement loss	2,644	—

Total	4,110	5,402

	Year Ended March 2005	Year Ended March 2004
Assumptions
Actuarial assumptions — retirement benefit obligations
Reduction ratio	2.5%	2.5%
Expected promotion ratio of wage standard	0.5	0.4
Actuarial assumptions — net pension cost for the term
Reduction ratio	2.5	2.5
Expected promotion ratio of wage standards	0.4	0.4
Long-term performance benefit of pension assets	2.5	2.5

     Unrecognized loss has been amortized over the length of average remaining service (12 years), and the transition adjustment from adopting the provisions of FASB Standard No. 87 is amortized over 15 years.

     Officers’ Retirement Benefit Plans

     The reserve for officers’ retirement benefits is included in the reserve for retirement benefits. Balance of reserves for officers’ retirement benefits for the year ended March 31, 2005 and the year ended March 31, 2004 are 615 million yen and 606 million yen, respectively.

3.	Income Taxes

     The effective corporate tax rate is different from the legal tax rate owing to the following reasons:

	Year Ended March 2005	Year Ended March 2004
Legal tax rate	40.7%	41.1%
Reasons increased (decreased)
Expense excluded from nontaxable expenses	2.2	8.1
Valuation allowance	3.6	7.6
Corporate tax for the previous year	—	16.8
Undistributed earnings of foreign subsidiaries and affiliates	0.5	(2.7)
Use of tax loss carryforwards	(1.4)	(8.4)
Others	2.4	(6.9)

Effective corporate tax rate	48.0	55.6

     The effect of temporary differences, etc. for deferred tax assets/liabilities is as follows.

	March 31, 2005		March 31, 2004
	Deferred	Deferred	Deferred	Deferred
	tax assets	tax liabilities	tax assets	tax liabilities
	(million yen)	(million yen)	(million yen)	(million yen)
Sales returns	812		754
Allowance for doubtful receivables	—		497
Inventory valuation	1,269		1,244
Intercompany profits	187		191
Accrued bonuses	1,360		1,499
Valuation loss on investment securities	624		794
Gain on sales of fixed assets		1,819		1,631
Undistributed earnings of foreign subsidiaries and affiliates		2,002		1,890
Net unrealized gain on securities		5,502		5,652
Net realized gain on exchange of equity securities		1,996		2,015

Capitalized supplies	365		390
Enterprise taxes	62		225
Compensated absences	909		922
Pension expense	2,455		5,170
Excess over depreciation and amortization and impairment loss	1,657		1,642
Tax loss carryforwards	1,717		1,486
Other temporary differences	799	5	845	532

Total	12,216	11,324	15,659	11,720
Valuation allowance	(1,645)		(1,185)

Total	10,571	11,324	14,474	11,720

4.	Contract Amount, Market Value and Valuation Profit/Loss of Derivative Transactions

In order to prepare for the fluctuation risk of the foreign currency exchange rate and interest, forward exchange contracts have been utilized as financial derivative products. There are forward exchange transactions (dollar-buying, yen-selling) which are non-market transactions. Nevertheless, indications thereof have been omitted as the valuation profit/loss and contract amounts are of little importance.

V. Segment Information

(1)	Segment Information by Type of Business

Current year (April 1, 2004 to March 31, 2005)

(Unit: Million Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	145,234	15,734	160,968	—	160,968
(2) Internal sales among segments	—	4,172	4,172	(4,172)	—
Total	145,234	19,906	165,140	(4,172)	160,968
Operating expenses	140,299	19,562	159,861	(10,659)	149,202
Operating income (Loss)	4,935	344	5,279	6,487	11,766
II. Assets, depreciation and amortization and capital expenditure
Assets	111,329	19,289	130,618	95,578	226,196
Depreciation and amortization	3,014	209	3,223	89	3,312
Capital expenditure	6,263	22	6,285	—	6,285

Previous year (April 1, 2003 to March 31, 2004)

(Unit: Million Yen)

	Textile goods
	and related			Elimination or
	products	Others	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	146,945	16,210	163,155	—	163,155
(2) Internal sales among segments	—	3,697	3,697	(3,697)	—
Total	146,945	19,907	166,852	(3,697)	163,155
Operating expenses	140,729	21,447	162,176	(2,037)	160,139
Operating income (Loss)	6,216	(1,540)	4,676	(1,660)	3,016
II. Assets, depreciation and amortization and capital expenditure
Assets	111,368	16,106	127,474	97,329	224,803
Depreciation and amortization	2,772	212	2,984	97	3,081
Impairment loss	84	1,910	1,994	580	2,574
Capital expenditure	2,356	65	2,421	—	2,421

(Note)	1.	Segment information is prepared based on the “consolidated financial statement regulations”.
	2.	Business classification is classified into textile goods and related products and others based on the type, quality, and resemblance in the sales market of such products.
	3.	Core products of respective businesses:
		Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
		Others: mannequins, shop design and implementation, restaurant, culture, services, etc.

(2)	Segment Information by Location

Current year (April 1, 2004 to March 31, 2005)

(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	142,993	5,176	12,799	160,968	—	160,968
(2) Internal sales among segments	993	4,090	0	5,083	(5,083)	—
Total	143,986	9,266	12,799	166,051	(5,083)	160,968
Operating expenses	140,455	8,732	11,585	160,772	(11,570)	149,202
Operating income	3,531	534	1,214	5,279	6,487	11,766
II. Assets	118,723	19,947	7,360	146,030	80,166	226,196

Previous year (April 1, 2003 to March 31, 2004)

(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	144,896	4,957	13,302	163,155	—	163,155
(2) Internal sales among segments	912	3,895	1	4,808	(4,808)	—
Total	145,808	8,852	13,303	167,963	(4,808)	163,155
Operating expenses	143,033	8,338	11,916	163,287	(3,148)	160,139
Operating income	2,775	514	1,387	4,676	(1,660)	3,016
II. Assets	116,736	18,572	7,094	142,402	82,401	224,803

(Note)	1.	Segment information is prepared based on the “consolidated financial statement regulations”.
	2.	Main countries and areas belonging to classifications other than Japan
		Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries

(3)	Overseas Sales

Current year (April 1, 2004 to March 31, 2005)

(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	5,176	12,799	17,975
II. Consolidated sales			160,968
III. Ratio of overseas sales in consolidated sales	3.2%	8.0%	11.2%

Previous year (April 1, 2003 to March 31, 2004)

(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	4,957	13,302	18,259
II. Consolidated sales			163,155
III. Ratio of overseas sales in consolidated sales	3.0%	8.2%	11.2%

(Note)	1.	Segment information is prepared based on the “consolidated financial statement regulations”.
	2.	Main countries and areas belonging to classifications other than Japan
		Asia: various countries of East Asia and Southeast Asia
		Europe/U.S.: the U.S. and various European countries

VI. Status of Production and Sales

(1)	Production Results

	Current Year		Previous Year
	From April 1, 2004		From April 1, 2003
	To March 31, 2005		To March 31, 2004
	Amount	Distribution Ratio	Amount	Distribution Ratio
Segment name by type of business	Million Yen	%	Million Yen	%
Textile goods and related products	66,614	100.0	70,572	100.0

(2)	Sales Results

	Current Year		Previous Year
	From April 1, 2004		From April 1, 2003
	To March 31, 2005		To March 31, 2004
	Amount	Distribution Ratio	Amount	Distribution Ratio
Segment name by type of business	Million Yen	%	Million Yen	%
Textile goods and related products
Innerwear
Foundation and lingerie	114,895	71.4	115,674	70.9
Nightwear	10,746	6.7	11,823	7.2
Children’s underwear	2,317	1.4	2,583	1.6

Subtotal	127,958	79.5	130,080	79.7

Outerwear/Sportswear, etc.	9,628	6.0	10,409	6.4
Hosiery	2,398	1.5	1,798	1.1
Other textile goods and related products	5,250	3.2	4,658	2.9

Total	145,234	90.2	146,945	90.1

Others	15,734	9.8	16,210	9.9

Total	160,968	100.0	163,155	100.0

VII. Summary of Non-Consolidated Financial Statements for the Year Ended March 2005

May 10, 2005

Listed Company: Wacoal Corporation Code Number: 3591	Stock Exchanges: Tokyo, Osaka Location of Principal Office: Kyoto

( URL http://www.wacoal.co.jp/ )

Representative:	Position: President and Director
Name: Yoshitaka Tsukamoto
For Inquiries:	Position: Corporate Officer, Director of Finance, Corporate Planning
Name: Ikuo Otani Tel: (075) 682-1010

Date of Meeting of Board of Directors to Approve Financial Statements: May 10, 2005
Scheduled Date of Commencement of Dividend Payment: June 30, 2005
Date of Ordinary General Meeting of Shareholders: June 29, 2005
Existence of Interim Dividend System: None
Adoption of Unit Share System: Yes (1 Unit: 1,000 shares)

1.	Results for the Year Ended March 2005 (April 1, 2004 to March 31, 2005)

(1)	Business Results
(Note) Amounts less than 1 million yen have been rounded off.

	Sales		Operating Income		Ordinary Income
	Million Yen	%	Million Yen	%	Million Yen	%
Year Ended March 2005	128,243	(0.2)	4,111	(28.8)	5,919	(17.2)
Year Ended March 2004	128,496	(0.1)	5,775	(29.3)	7,152	(24.8)

					Ratio of Net	Ratio of	Ratio of
				Diluted Net	Income to	Ordinary	Ordinary
			Net Income	Earnings Per	Shareholders’	Income to	Income to
	Net Income		Per Share	Share	Equity	Total Assets	Sales
	Million Yen	%	Yen	Yen	%	%	%
Year Ended March 2005	3,098	(23.2)	21.33	—	1.9	3.0	4.6
Year Ended March 2004	4,035	33.9	27.34	—	2.5	3.7	5.6

(Note)	(i)	Average number of shares during the year ended: March 2005: 143,956,284 shares March 2004: 146,226,674 shares

	(ii)	Changes in accounting method: No

	(iii)	Percentages indicated under sales, operating income, ordinary income and net income represent the increase/decrease compared to the previous year.

(2)	Status of Dividends

						Dividend Ratio
	Annual Dividend Per Share			Total Dividends	Dividend	for Shareholders’
		Interim	End of Year	(Annual)	Tendency	Equity
	Yen	Yen	Yen	Million Yen	%	%
Year Ended March 2005	20.00	—	20.00	2,878	93.8	1.8
Year Ended March 2004	15.00	—	15.00	2,159	53.5	1.3

(3)	Financial Status

		Total Shareholders’	Shareholders’	Shareholders’
	Total Assets	Equity	Equity Ratio	Equity Per Share
	Million Yen	Million Yen	%	Yen
Year Ended March 2005	196,641	162,637	82.7	1,129.67
Year Ended March 2004	198,070	162,311	81.9	1,127.18

(Note)	(i)	Number of outstanding shares at end of the year:

March 2005: 143,944,440 shares March 2004: 143,963,825 shares
(ii)	Number of treasury stock at end of the year: March 2005: 72,245 shares March 2004: 52,860 shares

2.	Forecast of Business Results for the Year Ending March 2006 (April 1, 2005 to March 31, 2006)

				Annual Dividend Per Share
	Sales	Current Income	Net Income	Interim	End of Year
	Million Yen	Million Yen	Million Yen	Yen	Yen	Yen
Interim Period	68,500	5,500	3,000	—	—	—
Annual				—	20.00	20.00

(Reference) Expected net income per share (annual basis): ___ yen

(Note) The Company will spin-off all of the operation and become a holding company as of October 1, 2005. Therefore, we will not announce the forecast of non-consolidated business results for the year ending March 2006 as it is difficult to make accurate forecasts as of the date of release.

* The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future.

VIII-1. Balance Sheet

	Current Year		Previous Year		Amounts
Accounts	As of March 31, 2005		As of March 31, 2004		Increased/Decreased
(Assets)	Million Yen	%	Million Yen	%	Million Yen
I. Current Assets	83,486	42.5	91,602	46.2	(8,115)

Cash and bank deposits	19,165		22,307		(3,142)
Trade notes	287		467		(179)
Trade accounts	15,627		13,975		1,652
Marketable securities	21,065		24,705		(3,640)
Finished products	18,173		17,915		258
Raw materials	244		211		32
Work in process	120		1		119
Materials held by Subcontractors	2,070		1,871		199
Short-term loans	3,800		6,336		(2,536)
Deferred income taxes	3,923		4,055		(131)
Others	536		759		(222)
Reserve for bad debts	(1,530)		(1,005)		(524)

II. Fixed Assets	113,155	57.5	106,468	53.8	6,686

1. Tangible fixed assets	42,520	21.6	41,346	20.9	1,173
Buildings	20,015		20,860		(845)
Structures	407		428		(21)
Machinery	64		16		48
Vehicles	32		34		(1)
Equipment and tools	2,525		2,579		(54)
Land	18,840		17,427		1,413
Temporary account for Construction	634		—		634

2. Intangible fixed assets	3,277	1.7	3,079	1.6	198
Goodwill	91		229		(137)
Leasehold right	585		585		—
Software	2,514		2,179		335
Others	86		84		1

3. Investment and other assets	67,357	34.2	62,042	31.3	5,314
Investment securities	56,465		52,169		4,295
Equity investment in Subsidiaries	6,687		6,067		619
Long-term loans	435		543		(108)
Lease deposits	2,214		1,768		446
Others	1,781		2,362		(580)
Reserve for bad debts	(226)		(869)		642

Total Assets	196,641	100.00	198,070	100.00	(1,429)

	Current Year		Previous Year		Amounts
Accounts	As of March 31, 2005		As of March 31, 2004		Increased/Decreased
(Liabilities)	Million Yen	%	Million Yen	%	Million Yen
I. Current Liabilities	26,798	13.6	27,678	14.0	(879)

Notes payable	814		875		(60)
Accounts payable-trade	11,444		10,753		691
Accrued liability	6,887		5,790		1,097
Accrued expenses	418		464		(45)
Accrued corporate taxes, etc.	232		2,442		(2,209)
Accrued bonuses	2,850		3,000		(150)
Allowance for returns	1,650		1,500		150
Others	2,501		2,853		(351)

II. Long-term Liabilities	7,205	3.7	8,081	4.1	(875)

Deferred tax liability	5,107		5,529		(422)
Reserve for retirement benefits	890		1,332		(441)
Reserve for officers retirement benefit	473		464		8
Others	734		755		(20)

Total Liabilities	34,004	17.3	35,759	18.1	(1,755)

(Shareholders’ Equity)

I. Common stock	13,260	6.7	13,260	6.7	—

II. Additional paid-in capital	25,273	12.9	25,273	12.7	—

Capital reserve	25,273		25,273		—

III. Retained earnings	113,522	57.7	112,621	56.9	900

Retained earnings reserve	3,315		3,315		—
Additional paid-in capital	105,271		105,339		(67)
Undistributed profits	4,935		3,967		968

IV. Other securities valuation difference	10,654	5.4	11,205	5.6	(551)

V. Treasury stock	(72)	(0.0)	(49)	(0.0)	(22)

Total Shareholders’ Equity	162,637	82.7	162,311	81.9	326

Total Liabilities and Shareholders’ Equity	196,641	100.00	198,070	100.00	(1,429)

VIII-2. Income Statement

	Current Year		Previous Year
	From April 1, 2004		From April 1, 2003		Amounts
	To March 31, 2005		To March 31, 2004		Increased/
Accounts	Million Yen	%	Million Yen	%	Decreased
I. Sales	128,243	100.00	128,496	100.00	(252)
II. Cost of sales	66,738	52.0	65,941	51.3	796
Total income on sales	61,505	48.0	62,554	48.7	(1,049)
III. Selling, general and administrative expenses	57,393	44.8	56,778	44.2	614

Operating income	4,111	3.2	5,775	4.5	(1,664)

IV. Non-operating income	2,019	1.6	1,633	1.3	386
Interest income	218		254		(35)
Dividends received	812		769		42
Others	988		609		378
V. Non-operating expenses	211	0.2	256	0.2	(45)
Interest expense	1		1		(0)
Others	210		255		(44)

Current income	5,919	4.6	7,152	5.6	(1,232)

VI. Extraordinary gains	990	0.8	6,808	5.3	(5,817)
Gains on sales of fixed assets	19		28		(8)
Gain on sale of investment securities	596		1,202		(605)
Gain on transfer of substitutional portion of welfare pension fund	—		5,577		(5,577)
Amended gain on subsidiary support of previous year	374		—		374
VII. Extraordinary loss	1,411	1.1	5,655	4.4	(4,243)
Loss on sale of fixed assets	137		445		(308)
Impairment loss	—		3,046		(3,046)
Valuation loss of investment securities	15		—		15
Additional charge for optional retirement	718		167		551
Pension for subsidiary allowance for doubtful receivables	395		926		(531)
Valuation loss of subsidiary stock	145		466		(321)
Subsidiary support loss	—		603		(603)

Pre-tax net income	5,498	4.3	8,305	6.5	(2,807)
Corporate tax, resident tax and enterprise tax	2,183	1.7	4,008	3.1	(1,824)
Previous fiscal year corporate tax, residence tax, and enterprise tax	—	—	760	0.6	(760)
Adjustment of corporate tax, etc.	216	0.2	(498)	(0.3)	714

Net income	3,098	2.4	4,035	3.1	(937)
Profit carryforwards from previous year	1,837		2,379		(541)
Retirement of treasury stock	—		2,448		(2,448)

Undistributed profits	4,935		3,967		968

VIII-3. Income Statement

<Basic Matters in Preparation of Non-Consolidated Financial Statements>

1.	Valuation Standards and Method of Assets

(1)	Valuation standards and method of securities

Stock of subsidiaries and affiliated companies: Cost accounting method based on moving average method Other securities:

Securities with market value: Market value method based on market price on closing day for the end of the year (Variance in valuation is based on method of directly including all shareholders’ equity, and cost of sales is calculated based on moving average method)
Securities without market value: Cost accounting method based on moving average method

(2)	Valuation standard and method of inventories: Lower cost accounting method based on first-in first-out method

2.	Depreciation Method of Fixed Assets

(1)	Tangible fixed assets: Constant percentage method (fixed amount method for buildings (excluding fixtures incidental to buildings) acquired on or after April 1, 1998). Durable years for major items are as follows.

Buildings and structures: 5 to 50 years Machinery and vehicles: 6 to 12 years Equipment and tools: 5 to 20 years

(2)	Intangible fixed assets: Fixed amount method. For the internal use of software in the Company, the fixed amount method based on the available period (5 years) is used.

3.	Reserves

(1)	Reserve for bad debts: In order to prepare for bad debt loss of accounts receivable and loans receivable, the estimated uncollectable amounts are reserved using the bad debt ratio for general accounts and consideration of collections of individual accounts for those accounts specified as being at risk of becoming uncollectable accounts.

(2)	Accrued bonuses: In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

(3)	Reserve for adjustment of returned goods: In order to clarify the corresponding relationship of sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is reserved.

(4)	Reserve for retirement benefits: In order to prepare for retirement benefits for employees, based on retirement pay liabilities and pension assets as of the end of the current year, such amount is reserved.

(5)	Reserve for officers retirement benefit: In order to prepare for expenditure of reserve for officers retirement benefit, a necessary year end supply amount based on internal regulations relating to the supply of officers retirement benefit is reserved.

4.	Processing Method of Lease Transactions

Finance lease transactions, other than those in which the ownership of the leased item is acknowledged to be transferred to the borrower, are pursuant to accounting procedures based on the method according to an ordinary lease transaction.

5.	Material Matters in Preparation of Other Financial Statements

Accounting procedures for consumption tax, etc.

Accounting procedures for consumption tax, etc. is as per the tax-excluded method.

6.	<Notes>

	(Current Year)		(Previous Year)
1. Accumulated depreciation in tangible fixed assets	30,852 million yen		29,603 million yen
2. Matters relating to lease transactions
Financial lease other than transfer of ownership
(i) Acquisition cost equivalent, cumulative depreciation equivalent, and year end balance equivalent	(Tools and equipment)		(Tools and equipment)
Acquisition cost equivalent	56	million yen	417	million yen
Cumulative depreciation equivalent	45		368

Year end balance equivalent	10		49
(ii) Year end balance equivalent of lease obligation
Within one year	17	million yen	71	million yen
Over one year	5		23

Total	23		94
Since the tangible fixed assets represent a small percentage of the lease obligation, the foregoing amounts have been calculated including interest portion.
(iii) Lease fee paid
Lease fee paid	71	million yen	149	million yen
Depreciation expense equivalent	38		105

3. Breakdown of decrease in number of current year outstanding shares
Retirement of treasury stock by profit	- thousand shares		2,600 thousand shares
Total stock acquisition cost	- million yen		2,448 million yen

4. Shares of affiliated companies with market value
Appropriation on balance sheet	2,699	million yen	2,699	million yen
Market value	6,201		5,623

Balance	3,501		2,923

5. Breakdown of deferred tax assets and deferred tax liabilities
Deferred tax assets
Inventory valuation	1,041	million yen	1,034	million yen
Valuation loss on investment securities	891		1,044
Excess over allowed limit of reserve for retirement benefits	586		471
Officers retirement benefit	192		190
Excess over allowed limit of reserve for bonus payment	1,159		1,233
Excess over allowed limit of reserve for returns as expenses	632		582
Capitalized supplies	364		390
Accrued enterprise tax	39		171
Excess over allowed limit of allowance for doubtful receivables as expense	676		654
Excess over depreciation and amortization and impairment loss	1,569		1,565
Others	545		605

Total deferred tax asset	7,700		7,943
Deferred tax liabilities
Other securities valuation difference	(7,312)		(7,819)
Reserve for deferred gain on sales of fixed assets	(1,523)		(1,585)
Others	(47)		(12)

Total deferred tax liability	(8,883)		(9,417)

Net deferred tax asset (liability)	(1,183)		(1,473)

6.	Difference in corporate and other tax rates between legal tax rate and the legal tax rate after application of tax effect accounting

	(current year)	(previous year)
Legal tax rate	40.7%	41.1%
Reasons increased (decreased)
Tax deduction	(1.0)	(2.2)
Income excluding profit	(1.9)	(1.0)
Expenses excluding loss	4.7	3.2
Per capita inhabitants tax	1.1	0.7
Previous fiscal year corporate and other taxes	—	9.2
Other	0.1	0.4
Effective corporate and other tax rates after application of tax effect	43.7	51.4

IX. Changes to Directors and Corporate Officers (June 29, 2005)

The scheduled changes to Directors and Auditors after the conclusion of the 57th Ordinary General Meeting of Shareholders to be held on June 29, 2005 are as follows.

1.	Directors

(1)	Candidates for new Directors

Kazuo Inamori (Part-time) Mamoru Ozaki (Part-time)

Messrs. Kazuo Inamori and Mamoru Ozaki are candidates for outside directors as prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

(2)	Resignation of Directors (scheduled)

Hiroshi Sakagami (Executive Vice President and Director) Kazuaki Ichihashi (Senior Managing Director) Susumu Miyamoto (Director)

2.	Statutory Auditors

(1)	Candidate for new Statutory Auditor

Yoko Takemura (Part-time)

Ms. Yoko Takemura is a candidate for outside statutory auditor as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha).

     Further, after the conclusion of the Ordinary General Meeting, special positions for Directors will be abolished, and the special positions (Senior Corporate Officer, Managing Corporate Officer) will be established for Corporate Officers.

Management and Administrative Organization for the 58th Fiscal Year

New positions for Corporate Officers will be established after the conclusion of the 57th Ordinary General Meeting of Shareholders to be held on June 29, 2005. New management and administrative organization will be as follows:

Director	Corporate Officer	Name	Responsibility
Representative Director	President and Corporate Officer	Yoshikata Tsukamoto

Director	Senior Corporate Officer (promoted)	Shoichi Suezawa	Corporate Staff

Director	Senior Corporate Officer (promoted)	Yuzo Ito	Block No. 1

Director	Managing Corporate Officer (promoted)	Masayuki Yamamoto	Business Support Staff

Director	Managing Corporate Officer (promoted)	Tatsuya Kondo	General Manager of Direct Marketing Operation Division and in charge of Wellness Department and Housing Design Department

Director (outside director)		Kazuo Inamori

Director (outside director)		Mamoru Ozaki

	Managing Corporate Officer (promoted)	Tsuneo Shimizu	General Manager of Wacoal Brand Operation Division

	Corporate Officer	Ikuo Otani	General Manager of Corporate Planning Division

	Corporate Officer	Tadashi Yamamoto	General Manager of Personnel and Administration Department

	Corporate Officer	Ichiro Katsura	Chief of President’s Office

	Corporate Officer	Akio Shinozaki	Chief of Human Science Research Center

	Corporate Officer	Ryu Yamada	Chief of Marketing Control Office

	Corporate Officer	Tsutomu Fukui	General Manager of Technology and Production Strategy Division

	Corporate Officer	Junichiro Sato	General Manager of Distribution Control Department and President of Wacoal Distribution Corp.

	Corporate Officer	Tadashi Yamamoto	General Manager of International Operation Division

	Corporate Officer	Nobuhiro Matsuda	General Manager of Management Control Department, Wacoal Brand Operation Division

	Corporate Officer	Hiroshi Hyogo	General Manager of Innerwear Control Department, Wacoal Brand Operation Division

	Corporate Officer	Kimiaki Shiraishi	General Manager of Department Store Control Department, Wacoal Brand Operation Division

	Corporate Officer	Minehiro Sato	Deputy General Manager of Department Store Control Department, Wacoal Brand Operation Division

	Corporate Officer	Masami Itaya	General Manager of Specialty Store Control Department, Wacoal Brand Operation Division

	Corporate Officer	Shigeki Honma	General Manager of Chain Store Control Office, Wacoal Brand Operation Division

	Corporate Officer	Hironobu Yasuhara	General Manager of Wing Brand Operation Division

	Corporate Officer	Masakazu Kitagawa	General Manager of Kyoto Sales Office, Wing Brand Operation Division

	Corporate Officer	Masahiro Joshin	General Manager of Tokyo Sales Office, Wing Brand Operation Division

Statutory Auditor		Michihiko Kato

Statutory Auditor		Hajime Kotake

Statutory Auditor (outside statutory auditor)		Riichiro Okano

Statutory Auditor (outside statutory auditor)		Noboru Unabara

Statutory Auditor (outside statutory auditor)		Yoko Takemura

Reference Material for the Financial Statements for the Fiscal Year Ended March 31, 2005

I. Consolidated Result

I-1. Changes in business results (five fiscal years)

(Unit: Million Yen)

	Fiscal Year ended March 31
	2001	2002	2003	2004	2005
Sales	162,023	162,829	163,709	163,155	160,968
Cost of sales	87,493	86,567	85,306	84,638	84,041
Percentage of cost in sales	54.0%	53.2%	52.1%	51.9%	52.2%
Selling, general and administrative expenses (Note)	64,906	69,076	70,583	72,927	72,261
Percentage of selling, general and administrative expenses in sales	40.1%	42.4%	43.1%	44.7%	44.9%
Government subsidy	—	—	—	—	7,100
Operating income	9,624	7,186	7,264	3,016	11,766
Net income	10,889	4,983	2,898	2,902	6,790

     (Note) Selling, general and administrative expenses does not include impairment charges on long-lived assets (fiscal year ended March 31, 2003 556 million yen, fiscal year ended March 31, 2004 2,574 million yen).

I-2. Changes in sales by product category (five fiscal years)

(Unit: Million Yen, %)

	Fiscal Year ended March 31
	2001			2002			2003			2004			2005
			Percentage over the			Percentage over the			Percentage over the			Percentage over the			Percentage over the
	Amount	Percentage	previous period	Amount	Percentage	previous period	Amount	Percentage	previous period	Amount	Percentage	previous period	Amount	Percentage	previous period
Foundation and lingerie	115,072	71.0	97	116,096	71.3	101	116,741	71.3	101	115,674	70.9	99	114,895	71.4	99
Nightwear	12,634	7.8	96	12,714	7.8	101	12,710	7.8	100	11,823	7.2	93	10,746	6.7	91
Children’s underwear	2,755	1.7	90	2,470	1.5	90	2,515	1.5	102	2,583	1.6	103	2,317	1.4	90
Innerwear Subtotal	130,461	80.5	97	131,280	80.6	101	131,966	80.6	101	130,080	79.7	99	127,958	79.5	98
Outerwear/Sportswear, etc.	9,337	5.8	95	9,588	5.9	103	9,440	5.8	98	10,409	6.4	110	9,628	6.0	92
Hosiery	1,638	1.0	95	1,777	1.1	108	1,672	1.0	94	1,798	1.1	108	2,398	1.5	133
Other textile goods and related products	4,282	2.6	88	3,793	2.3	89	4,299	2.6	113	4,658	2.9	108	5,250	3.2	113
Others	16,305	10.1	108	16,391	10.1	101	16,332	10.0	100	16,210	9.9	99	15,734	9.8	97
Total	162,023	100.0	98	162,829	100.0	100	163,709	100.0	101	163,155	100.0	100	160,968	100.0	99

(“Others” include mannequins, shop design and implementation, restaurant, culture, services, etc.)

Percentage of sales by product category (fiscal year ended March 31, 2005)

II. Non-Consolidated Result

II-1. Changes in business results (five fiscal years)

(Unit: Million Yen)

	Fiscal Year ended March 31
	2001	2002	2003	2004	2005
Sales	128,566	128,431	128,641	128,496	128,243
Cost of sales	67,081	67,069	66,296	65,941	66,738
Percentage of cost in sales	52.2%	52.2%	51.5%	51.3%	52.0%
Selling, general and administrative expenses	53,427	53,607	54,175	56,778	57,393
Percentage of selling, general and administrative expenses in sales	41.5%	41.8%	42.1%	44.2%	44.8%
Operating income	8,057	7,754	8,169	5,775	4,111
Net income	4,741	4,804	3,013	4,035	3,098

II-2. Changes in sales by sales channels (five fiscal years)

(Unit: Million Yen, %)

	Fiscal Year ended March 31
	2001			2002			2003			2004			2005
			Percentage over the			Percentage over the			Percentage over the			Percentage over the			Percentage over the
	Amount	Percentage	previous period	Amount	Percentage	previous period	Amount	Percentage	previous period	Amount	Percentage	previous period	Amount	Percentage	previous period
Department stores	46,503	36.2%	92	47,678	37.1%	103	47,488	36.9%	100	44,428	34.6%	94	42,940	33.5%	97
General merchandising stores	46,105	35.9%	103	45,739	35.6%	99	46,912	36.5%	103	46,544	36.2%	99	47,697	37.2%	102
Boutiques and retail stores	18,698	14.5%	89	17,881	13.9%	96	16,605	12.9%	93	16,382	12.7%	99	16,152	12.6%	99
Mail order, direct sales and others	17,260	13.4%	112	17,133	13.3%	99	17,636	13.7%	103	21,142	16.5%	120	21,454	16.7%	101
Total	128,566	100.0%	97	128,431	100.0%	100	128,641	100.0%	100	128,496	100.0%	100	128,243	100.0%	100

*	“Mail order, direct sales and others” include sales at the company’s own stores, catalogue sales, Remamma, Dublevé and cultural projects.

EXHIBIT 2

Announcement of the Transition to a Holding Company Structure
Through a Corporate Split Transaction

(English Translation)

May 10, 2005

To whom it may concern:

WACOAL CORP.
Yoshikata Tsukamoto, President and Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Contact: Ikuo Otani, Corporate Officer,
Director of Finance, Corporate Planning
(Tel: 075-682-1010)

Announcement of the Transition to a Holding Company Structure Through a Corporate Split Transaction

     We hereby announce that the board of directors of Wacoal Corp. has resolved at its meeting held today to spin off all of the Company’s businesses into a separate company and to effect a transition to a holding company structure as of October 1, 2005. The corporate split plan will be submitted for approval at the ordinary general meeting of shareholders to be held on June 29, 2005.

     After the corporate split, the Company will become a holding company with a new corporate name “Wacoal Holdings Corp.” and it will continue to be listed.

1.	Purpose of the transition to a holding company structure

     Through the transition to a holding company structure, Wacoal as a group will be able to more effectively make strategic decisions and allocate resources more efficiently, and each operating company owned by the holding company will be able to actively execute its business plan with clear responsibility and authority. We also believe that a holding company structure is the most efficient structure for carrying out any future changes to our corporate structure, such as further group reorganization in accordance with the businesses and functions of our subsidiaries, as well as smooth organizational integration in any future M&A transactions.

     Currently we are working on the “CAP 21” project aimed at the preparation of mid-and-long term strategies for the improvement of our corporate value. Under the project, we are considering the reorganization and enforcement of our existing businesses, as well as potential strategic alliances or other M&A transactions, with a goal to establishing a new management strategy for growth that is expected to outpace a simple extrapolation of our current position. The transition to a holding company structure will allow us to establish the structure necessary to quickly realize our development strategy.

2.	Outline of the corporate split

(1)	Schedule of the corporate split

Meeting of the board of directors to approve the corporate split plan: May 10, 2005

Ordinary general meeting of shareholders to approve the corporate split plan: June 29, 2005 (expected)

Date of corporate split: October 1, 2005 (expected)

Registration of corporate split: October 3, 2005 (expected)

(2)	Method of the corporate split

(a)	Method of the corporate split

Using a corporate split transaction (shinsetsu bunkatsu), Wacoal Corp. (the bunkatsu kaisha or the split company) will be the subject of a corporate split transaction, and the new company that will be established will become the successor to Wacoal’s current operations (shoukei kaisha or successor company). All shares of the successor company to be issued at the time of the corporate split will be allotted to Wacoal Corp (butteki bunkatsu).

(b)	Reason for adopting the method

We have chosen the corporate split method to ensure an effective and smooth transition to a holding company structure.

(3)	Allotment of shares

All 100,000 shares to be issued by the successor company at the time of the corporate split will be allotted to Wacoal Corp., the split company.

(4)	Rights and obligations to be acquired by the successor company

(a)	Asset, liability, rights and obligations incidental thereto

The successor company will acquire all assets, liabilities, rights and obligations, and contractual status (including employment contracts with all employees) of Wacoal Corp., other than as provided in the corporate split plan dated May 10, 2005 between Wacoal Corp. and the successor company.

(b)	Outlook regarding performance of obligations

Under the corporate split plan, the amount of assets that are to remain with the split company and the amount of assets to be transferred to the successor company will both exceed the amount of respective liabilities, and we believe the outlook regarding the performance of obligations is very good.

(5)	Directors and statutory auditors assuming positions with the successor company

(a)	Directors

Yoshikata Tsukamoto, Shoichi Suezawa, Yuzo Ito, Masayuki Yamamoto, Tatsuya Kondo

(b)	Statutory Auditors

Michihiko Kato, Hajime Kotake, Riichiro Okano, Noboru Unabara, Yoko Takemura

3.	Outline of the companies involved in the corporate split

	As of March 31, 2005	After the corporate split (scheduled)
(1) Corporate name	Wacoal Corp. (split company) (to be changed to Wacoal Holdings Corp.)	Wacoal Corp. (successor company)
(2) Description of business	Manufacture and wholesale of intimate apparel, outerwear, sportswear and other textiles and related products, and direct sale to consumers of a part of the products	Manufacture and wholesale of intimate apparel, outerwear, sportswear and other textiles and related products, and direct sale to consumers of a part of the products
(3) Date of establishment	November 1, 1949	October 1, 2005

	As of March 31, 2005		After the corporate split (scheduled)
(4) Location of head office	29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto		29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto
(5) Name of representative	Yoshikata Tsukamoto, Representative Director		Yoshikata Tsukamoto, Representative Director
(6) Amount of capital	13,260 million yen		5,000 million yen
(7) Number of issued and outstanding shares	144,016 thousand shares		100 thousand shares
(8) Shareholders’ equity	162,637 million yen		75,402 million yen
(9) Total assets	196,641 million yen		109,113 million yen
(10) Fiscal year end	March 31		March 31
(11) Number of employees	4,674		Approximately 4,600
(12) Major business partners	Toray Industries, Inc., Asahi Kasei Corporation, Itochu Corporation, Chori Co., Ltd., Torica Inc., Takashimaya Company, Limited, The Daimaru, Inc., Isetan Company Limited		Toray Industries, Inc., Asahi Kasei Corporation, Itochu Corporation, Chori Co., Ltd., Torica Inc., Takashimaya Company, Limited, The Daimaru, Inc., Isetan Company Limited
(13) Major shareholders and shareholding ratio (as of March 31, 2005)	Hero & Co. MLI EFG Non-treaty Custody Account Meiji Yasuda Life Insurance Company Japan Trustee Services Bank, Ltd. (Trustee) Nippon Life Insurance Company	6.22% 5.60% 4.86% 3.80% 3.79%	Wacoal Holdings Corp. 100%
(14) Major banks	The Bank of Tokyo-Mitsubishi, Ltd. Mizuho Corporate Bank, Ltd. The Mitsubishi Trust and Banking Corporation UFJ Bank Limited		The Bank of Tokyo-Mitsubishi, Ltd. Mizuho Corporate Bank, Ltd. The Mitsubishi Trust and Banking Corporation UFJ Bank Limited
(15) Relationship	Capital	Split company will hold 100% of the outstanding shares of the successor company
between the companies involved	Personal	Directors of the split company will also hold the post of directors of the successor company
	Transactional	All transactional relationships relating to the previous business of the split company will be assumed by the successor company. Real property lease agreements, etc. will be executed between the companies.

(16) Business results of the split company for the recent three fiscal years

Fiscal year	Year ended March 2003	Year ended March 2004	Year ended March 2005
Sales	128,642 million yen	128,496 million yen	128,243 million yen
Operating Income	8,169 million yen	5,775 million yen	4,111 million yen
Pre-tax Net Income	9,517 million yen	7,152 million yen	5,919 million yen
Net Income	3,013 million yen	4,035 million yen	3,098 million yen
Net Income Per Share	19.99 yen	27.34 yen	21.33 yen
Dividend Per Share	13.50 yen	15.00 yen	20.00 yen
Shareholders’ Equity Per Share	1,062.12 yen	1,127.18 yen	1,129.67 yen

4.	Description of the operating divisions to be split

(1)	Description of the operating divisions to be split

All of the operations previously performed by the split company

(2)	Operating results of the operations to be split for the fiscal year ended March 2005

		Results of the
	Operation to be split (a)	split company (b)	Ratio (a/b)
Sales	128,243 million yen	128,243 million yen	100%
Total income on sales	61,505 million yen	61,505 million yen	100%

(Note) Only the sales and total income on sales are described above, as currently we are unable to determine the fixed costs and expenses relating to the operations to be split.

(3)	Item and book value of the assets and liabilities to be transferred (as of March 31, 2005)

Assets		Liabilities
Item	Book value	Item	Book value
Current assets	62,418 million yen	Current liabilities	26,798 million yen
Fixed assets	46,695 million yen	Long-term liabilities	6,913 million yen
Total	109,113 million yen	Total	33,711 million yen

5.	Status of the Company after the corporate split

(1)	Corporate name: Wacoal Holdings Corp.

(2)	Description of business: Holding company

(3)	Location of head office: 29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto

(4)	Name of representative: Yoshikata Tsukamoto, Representative Director

(5)	Amount of capital: 13,260 million yen

(6)	Total assets: 162,930 million yen

(7)	Fiscal year end: March 31

(8)	Effect on the business results:

As the successor company will be a fully-owned subsidiary of the Company, consolidated business results of the group will not be affected by the subject corporate split. With respect to the non-consolidated business results of the Company, as it will become a holding company after the corporate split, its major income will be dividends from subsidiaries and income from lease of real properties, and its major expenses will be those relating to its functions as a holding company.